

Mail Stop 3030

May 13, 2010

VIA U.S. MAIL and FACSIMILE

Mr. Marty J. Schwenner
Chief Financial Officer
Magnetek, Inc.
N49 W13650 Campbell Drive
Menomonee Falls, Wisconsin 53051

> RE: **Magnetek, Inc.**
> **Form 10-K for the fiscal year ended June 28, 2009**
> **Filed August 31, 2009**
> **File No. 1-10233**

Dear Mr. Schwenner:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended June 28, 2009

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 4

Liquidity and Capital Resources, page 10

1. To better explain cash flows from operations, in future filings please revise to
   discuss the reason for significant changes in the components of working
   capital – i.e., individually significant changes in line items. For example, we
   note that accounts receivable decreased $7 million or 38% from the prior
   year while fiscal 2009 sales decreased only 1.8%.

Consolidated Statements of Cash Flows, page 18

2. We see you have prepared the operating activities section of this statement
   utilizing the indirect method and that you reconcile "Income (loss) from
   continuing operations" to "Net cash provided by (used in) continuing
   operating activities".   As outlined in FASB ASC 230-10-45-28, when you
   present operating cash flows under the indirect method you are required to
   begin the operating activities reconciliation with "net income (loss)". With a
   view towards revising your presentation, please provide us with a draft of the
   changes to this statement of cash flows that would result from presenting
   cash flows in compliance with FASB ASC 230-10-45-28. Your revised
   statement should reconcile the changes to each of the cash flow statement
   line items (operating, investing and financing activities from continuing
   operations as well as discontinued operations) for the years ended June 28,
   2009, June 29, 2008 and July 1, 2007, as well as for each of the interim
   periods in the fiscal year ended 2010. For a further discussion of the staff's
   views on this issue, please refer to AICPA CPCAF Alert No. 98 issued on
   April 19, 2006.

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please submit your
cover letter on EDGAR. Please understand that we may have additional comments after
reviewing your responses to our comments.

Marty J. Schwenner
Magnetek, Inc.
May 13, 2010
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Jay Webb
Reviewing Accountant